UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended June 15, 2009

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE May 26, 2009

CANADIAN ZINC CORPORATION ANNOUNCES NORMAL COURSE ISSUER BID

Vancouver, British Columbia, May 26, 2009 – Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the "Company" or "Canadian Zinc") announces that it intends to renew, subject to regulatory approval, its normal course issuer bid (the "Bid") pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company (the "Shares"), representing approximately 4.2% of the issued and outstanding shares of the Company of 118,900,563 as at May 25, 2009.

The Company is of the view that the recent market prices of the Shares do not properly reflect the underlying value of the Company's assets. No insiders of the Company intend to participate in the Bid.

The Company intends to commence the renewed Bid on or about June 1, 2009 and terminate the Bid no later than May 31, 2010. Pursuant to TSX policies, daily purchases made by the Company may not exceed 37,481 shares, which is 25% of the average daily trading volume of 149,925 Shares on the TSX over the past six months, subject to certain prescribed exceptions. Purchases pursuant to the Bid will be made from time to time through the facilities of the Toronto Stock Exchange. Shares purchased will be paid for with cash available from the Company's working capital, which at March 31, 2009, was approximately $22.394 million. All Shares purchased pursuant to the Bid will be cancelled and returned to treasury.

During the course of Company's normal course issuer bid from May 13, 2008 to May 12, 2009, the Company purchased and cancelled an aggregate of 1,784,500 common shares at a weighted average price of $0.22 per share.

About Canadian Zinc:
The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including the intended completion of a normal course issuer bid.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the availability of funds to complete purchases of common shares under the normal course issuer bid and the share price of the Company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: 604.688.2001 Fax: (604) 688-2043 Tollfree:1.866.688.2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

EXHIBIT LIST

99.2	News Release – June 4, 2009 - Canadian Zinc Reports Positive Metallurgical Test Results for Prairie Creek Mine
99.3	News Release – June 9, 2009 - Canadian Zinc Supports Expansion of Nahanni National Park
99.4	New Release – June 11, 2009 - Vatukoula Shareholders Approve Investment by Canadian Zinc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: June 15, 2009	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman